RIZZEN INC.

201-5, Xin Jia Garden,

Heng Qing Village,

Zhuhai, China 519000

Tel.  +852-8191-5516

Email: rizzenincorp@gmail.com

May 25, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Mr. Danilo Castelli

Rizzen Inc.

Registration Statement on

Form S-1 (File No. 333-209900)

Dear Mr. Danilo Castelli:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, Rizzen Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to Friday, May 27, 2016 at 15:00 p.m. Eastern Time, or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Very truly yours,

By:	/s/	Shuisheng Zhu
	Name:	Shuisheng Zhu
	Title:	President, Directror and Treasurer
(Principal Executive, Financial and Accounting Officer)